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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                             (Amendment No.         )*

                             Sonus Pharmaceuticals, Inc.
             ----------------------------------------------------------
                                  (Name of Issuer)

                       Common Stock, par value $0.001 per share
             ----------------------------------------------------------
                            (Title of Class of Securities)

                                      835692104
             ----------------------------------------------------------
                                    (CUSIP Number)

                                    June 15, 1999
             ----------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 835692104
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Abbott Laboratories
          IRS Identification No. 36-0698440
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [   ]
                                                       (b)  [   ]

-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
-------------------------------------------------------------------------------
NUMBER OF           (5)  SOLE VOTING POWER
SHARES                   843,802
BENEFICIALLY        -----------------------------
OWNED BY            (6)  SHARED VOTING POWER
EACH                     0
REPORTING           -----------------------------
PERSON WITH         (7)  SOLE DISPOSITIVE POWER
                         843,802
                    -----------------------------
                    (8)  SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     843,802
-------------------------------------------------------------------------------
10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                              [  ]
-------------------------------------------------------------------------------
11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.9% (See Item 4 below)
-------------------------------------------------------------------------------
12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
-------------------------------------------------------------------------------

                                  Page 2 of 5 pages

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The following information amends and supplements the Schedule 13D filed on May
24, 1996 and Amendment No.1 to the Schedule 13D filed on September 19, 1996.

Item 1(a)      Name of Issuer:

               Sonus Pharmaceuticals, Inc. ("Sonus")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               22026 20th Avenue, S.E., Suite 102
               Bothell, Washington 98021

Item 2(a)      Name of Persons Filing:

               Abbott Laboratories ("Abbott")

Item 2(b)      Address of Principal Business Office:

               100 Abbott Park Road
               Abbott Park, Illinois  60064-3500

Item 2(c)      Citizenship:

               Illinois.

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e)      CUSIP Number:

               835692104

Item 3. If this statement is filed pursuant to SECTION 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an:

     (a)  [ ] Broker or dealer registered under Section 15 of the Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                              Page 3 of 5 pages

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     (f)  [ ] An employee benefit plan or endowment fund in accordance with
              Rule 13d-1 (b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

     (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c) check this box
          [X]

Item 4.   Ownership.

     (a)  Amount beneficially owned:  843,802

     (b) Percent of class: Abbott may be deemed the beneficial owner of approximately 8.9% of shares of the Common Stock. The calculation of the foregoing percentage is based on the number of shares of the Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by Sonus with the Securities and Exchange Commission for the quarter ended March 31, 1999.

     (c)  Number of shares to which such person has:

          (i) Sole power to vote or to direct the vote: 843,802 (consisting of: 343,802 Common Stock; and warrants entitling Abbott to purchase 500,000 shares of Common Stock)

          (ii)   Shared power to vote or to direct the vote: 0

          (iii)  Sole power to dispose or to direct the disposition of: 843,802

          (iv)   Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Not applicable.

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Item 8.   Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.   Notice of Dissolution of Group.

                 Not applicable.

Item 10.  Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          Signature.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                Abbott Laboratories



DATED: June 25, 1999          By:  /s/ Gary P. Coughlan
                                 -----------------------------------------
                                 Gary P. Coughlan, Senior Vice President,
                                 Finance  and Chief Financial Officer

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